UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Amendment to the details on item 20 in accordance with § 125 (1) sentence 3 AktG sent out together with the invitation to the shareholders' meeting on May 3, 2006:

The details to be provided in accordance with § 125 (1) sentence 3 AktG regarding membership of persons nominated by the Company's management for election to the Supervisory Board in other supervisory boards to be established by law or in comparable domestic or foreign supervisory bodies of commercial entities have been published under the respective item of the agenda sent out with the invitation to this year's shareholders' meeting. As regards the aforementioned details on item 20, please note the following correction:

Bernhard Walter is no longer a member of the Supervisory Boards that must be formed by law of mg technologies ag with its registered office in Frankfurt/Main and ThyssenKrupp AG with its registered office in Düsseldorf. This was correctly stated in Deutsche Telekom AG's 2005 Annual Report.

The correct form of the details on item 20 provided in accordance with § 125 (1) sentence 3 AktG reads:

Mr. Bernhard Walter is a member of the Supervisory Boards that must be formed by law of Bilfinger Berger AG with its registered office in Mannheim; DaimlerChrysler AG with its registered office in Stuttgart; Henkel KGaA with its registered office in Düsseldorf; Staatliche Porzellan-Manufaktur Meissen GmbH with its registered office in Meißen (Deputy Chairman); Wintershall AG with its registered office in Kassel (Deputy Chairman). Beyond this, Mr. Bernhard Walter is not member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

Deutsche Telekom AG

Board of Management

This translation is for courtesy purposes only. The German original prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
		Title:	Senior Executive Vice President
Chief Accounting Officer

Date: March 31, 2006